Exhibit 99.2

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian Dollars)

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	January 31, 2026 $	April 30, 2025 $
ASSETS
Current assets
Cash		14,072	10,665
Amounts receivable, net		1,883	4,115
Tax receivable		190	143
Inventory		490	2,095
Unbilled revenue		936	548
Prepaid expenses		1,244	1,188
		18,815	18,754
Restricted cash		126	126
Deposit on equipment		26	502
Property and equipment	5, 8	4,020	15,762
Intangible assets	6	—	1,067
Goodwill		—	8,230
Total assets		22,987	44,441
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12	3,334	5,283
Deferred revenue		941	1,090
Income taxes payable	2	328	475
Leases	8	427	1,850
Deferred acquisition payments		—	314
		5,030	9,012
Leases	8	3,097	11,553
Deferred income tax liability	2	—	250
Total liabilities		8,127	20,815
SHAREHOLDERS' EQUITY
Share capital	9	137,293	136,371
Contributed surplus	9	13,298	12,833
Accumulated other comprehensive loss		3,133	3,216
Accumulated deficit		(138,864)	(128,794)
		14,860	23,626
Total liabilities and shareholders’ equity		22,987	44,441

Nature of operations (Note 1)

Approved and authorized on behalf of the Board of Directors on March 11, 2026.

“Dirk Witters” Director “Jon Lieber” Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended January 31,		Nine months ended January 31,
(in thousands, except share data)	Note	2026 $	2025 $	2026 $	2025 $
REVENUE		4,158	2,728	11,443	7,879
COST OF SALES		1,694	967	4,790	3,740
GROSS PROFIT		2,464	1,761	6,653	4,139
EXPENSES
Research and development		1,214	914	3,362	3,385
Sales and marketing		1,800	1,138	4,409	2,754
General and administrative		3,124	2,864	9,490	9,072
Amortization of intangible assets		—	520	—	1,530
Asset Impairment	6	—	21,184	—	21,184
		6,138	26,620	17,261	37,925
Loss before other income (expenses) and income taxes		(3,674)	(24,859)	(10,608)	(33,786)
OTHER INCOME (EXPENSES)
Accretion		—	(3)	—	(5)
Grant income	13	15	—	34	138
Interest and other income (expense)		30	(183)	70	(302)
Loss on disposal of Europe B.V.		(53)	—	(511)	—
Unrealized foreign exchange loss		(266)	80	(305)	(164)
		(274)	(106)	(712)	(333)
Loss before income taxes		(3,948)	(24,965)	(11,320)	(34,119)
Income taxes	2	18	3,013	83	4,408
NET LOSS FROM CONTINUING OPERATIONS		(3,930)	(21,952)	(11,237)	(29,711)
NET INCOME FROM DISCONTINUED OPERATIONS	2	—	431	1,153	1,638
NET LOSS FOR THE PERIOD		(3,930)	(21,521)	(10,084)	(28,073)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		(224)	471	(83)	376
COMPREHENSIVE LOSS FOR THE PERIOD		(4,154)	(21,050)	(10,167)	(27,697)
LOSS PER SHARE FROM CONTINUING OPERATIONS– BASIC AND DILUTED		(0.08)	(0.67)	(0.24)	(1.01)
INCOME PER SHARE FROM DISCONTINUED OPERATIONS– BASIC AND DILUTED		—	0.01	0.02	0.06
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		46,515,653	32,851,233	46,274,659	29,367,687

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, October 31, 2024	30,288,119	122,313	12,709	1,982	(105,112)	31,892
Shares issued pursuant to conversion of convertible debentures	4,496,448	3,337	—	—	—	3,337
Shares issued pursuant to ATM	10,980,551	10,704	—	—	—	10,704
Share-based expense	—	—	70	—	—	70
Comprehensive loss for the period	—	—	—	471	(21,521)	(21,050)
Balance, January 31, 2025	45,765,118	136,354	12,779	2,453	(126,633)	24,953

Balance, October 31, 2025	46,157,312	136,242	13,041	3,357	(134,934)	17,706
Shares issued pursuant to conversion RSU	20,585	—	—	—	—	—
Shares issued pursuant to ATM	533,969	1,051	—	—	—	1,051
Share-based expense	—	—	257	—	—	257
Sale of Europe B.V.	—	—	—	—	—	—
Comprehensive loss for the period	—	—	—	(224)	(3,930)	(4,154)
Balance, January 31, 2026	46,711,866	137,293	13,298	3,133	(138,864)	14,860

(in thousands, except share data)	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2024	26,944,500	119,773	12,387	2,077	(98,560)	35,677
Shares issued pursuant to conversion of convertible debentures	5,893,768	4,370	—	—	—	4,370
Shares issued pursuant to ATM	12,926,850	12,211	—	—	—	12,211
Share-based expense	—	—	392	—	—	392
Comprehensive loss for the period	—	—	—	376	(28,073)	(27,697)
Balance, January 31, 2025	45,765,118	136,354	12,779	2,453	(126,633)	24,953

Balance, April 30, 2025	46,154,118	136,371	12,833	3,216	(128,794)	23,626
Shares issued pursuant to conversion RSU	23,779	—	—	—	—	—
Shares issued pursuant to ATM	533,969	926	—	—	—	926
Share-based expense	—	—	465	—	—	465
Sale of Europe B.V.	—	(4)	—	—	14	10
Comprehensive loss for the period	—	—	—	(83)	(10,084)	(10,167)
Balance, January 31, 2026	46,711,866	137,293	13,298	3,133	(138,864)	14,860

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	2026 $	2025 $
Operating activities:
Net loss for the period		(10,084)	(28,073)
Items not affecting cash:
Amortization and depreciation	5, 6, 14	1,366	4,206
Deferred income taxes		12	(3,935)
Accretion		—	8
Foreign exchange		360	159
Gain on investment		—	(7)
Loss on sale of Europe B.V.	2	511	—
Asset Impairment		—	21,184
Share-based expense	9, 10,11	465	392
		(7,370)	(6,066)
Changes in non-cash working capital related to operations:
Amounts receivable		(929)	306
Inventory		(50)	253
Unbilled revenue		(1,053)	(759)
Prepaid expenses		(839)	388
Accounts payable and accrued liabilities	11	(929)	(87)
Sales and income taxes payable and receivable		625	(298)
Deferred revenue		490	993
Net cash used in operating activities		(10,055)	(5,270)
Investing activities:
Purchases of property and equipment	5	(387)	(440)
Deferred acquisition payments	6	(312)	—
Proceeds on sale of Europe B.V.	2	14,255	—
Net cash used in investing activities		13,556	(440)
Financing activities:
Proceeds on share issuance, net of transaction costs (ATM fees)	9	926	12,211
Repayment of leases	8	(526)	(1,142)
Proceeds on debenture issuance, net of transaction costs	7	—	4,242
Net cash provided by financing activities		400	15,311
Increase in cash during the period		3,901	9,601
Foreign exchange		(494)	(141)
Cash – beginning of the period		10,791	3,545
Cash – end of the period		14,198	13,005
Cash is comprised of:
Cash		14,072	12,915
Restricted cash		126	90
		14,198	13,005
Cash paid for interest		—	—
Cash paid for income tax		—	—
Cash from discontinued operations:
Net cash used in operating activities		777	1,587
Net cash used in investing activities		(100)	(253)
Net cash used in financing activities		(359)	(638)

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

1.
NATURE OF OPERATIONS

MindWalk Holdings Corp. (the "Company" or “MindWalk”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “HYFT.” The Company changed its corporate name from ImmunoPrecise Antibodies Ltd. to MindWalk Holdings Corp. on September 3, 2025. The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is 3204 - 4464 Markham Street, Victoria, BC, V8Z 7X8.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred operating losses since its inception, including $3.9 million and $10.1 million for the three and nine months ended January 31, 2026 respectively, and has accumulated a deficit of $138.9 million as of January 31, 2026. The Company had $14.1 million cash on hand as of January 31, 2026. The Company expects its cash on hand as of January 31, 2026, will be sufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued.

2.
BASIS OF PRESENTATION
(a)
Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited annual consolidated financial statements ("annual consolidated financial statements") of the Company for the year ended April 30, 2025 which are available on SEDAR at www.sedarplus.ca and with the SEC at www.sec.gov/searchfilings.

Certain items have been reclassified in the prior year financial statements to conform to the presentation and classification used in the current year and for discontinued operations. These reclassifications had no effect on the Company's consolidated operating results, financial position or cash flows.

These condensed interim consolidated financial statements were approved by the Company's Board of Directors on March 11, 2026.

b)
Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

c)
Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries, using their historical names, which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - January 31, 2026	% Equity Interest - April 30, 2025	Country of Incorporation	Functional Currency
MindWalk Biologics	100%	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA	U.S. dollar
Talem Therapeutics LLC ("Talem")	100%	100%	USA	U.S. dollar
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	0%	100%	Netherlands	Euro
MindWalk B.V.	100%	100%	Belgium	Euro
Idea Family B.V.	100%	100%	Belgium	Euro
BioKey B.V.	100%	100%	Belgium	Euro
BioClue B.V.	100%	100%	Belgium	Euro

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

d)
Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

e)
Discontinued Operations

The following table summarizes the major classes of line items included in income from discontinued operations, net of tax, as a result of the divestiture of IPA Europe and reclassification to discontinued operations:

		Three months ended January 31,		Nine months ended January 31,
(in thousands, except share data)	2026 $	2025 $	2026 $	2025 $
REVENUE	—	3,424	4,621	9,660
COST OF SALES	—	1,889	2,060	4,711
GROSS PROFIT	—	1,535	2,560	4,949
EXPENSES
Research and development	—	122	120	425
Sales and marketing	—	193	121	553
General and administrative	—	729	808	1,957
Amortization of intangible assets	—	103	109	312
	—	1,147	1,158	3,247
Income before other income (expenses) and income taxes	—	388	1,403	1,702
OTHER INCOME (EXPENSES)
Accretion	—	(1)	—	(3)
Grant income	—	(4)	6	26
Interest, accretion and other income	—	13	—	16
Unrealized foreign exchange gain (loss)	—	34	1	13
	—	42	7	52
Income before income taxes	—	430	1,409	1,754
Income taxes	—	—	(256)	(116)
NET INCOME FROM DISCONTINUED OPERATIONS	—	430	1,153	1,638

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

The following table summarizes the major classes of line items included in the statement of financial position as a result of the divestiture of IPA Europe and reclassification to discontinued operations:

(in thousands)
ASSETS
Current assets
Cash	643
Amounts receivable, net	3,071
Inventory	1,665
Unbilled revenue	646
Prepaid expense	817

Deposit on equipment	486
Property and equipment	11,388
Intangible assets	1,067
Goodwill	8,289
Total assets	28,072
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,047
Deferred revenue	723
Income taxes payable	1,030
Leases	9,429

Total liabilities	12,229

Net assets included in discontinued operations	15,843
Total liabilities and shareholders’ equity

3.
ADOPTION OF NEW ACCOUNTING STANDARDS

Standards not yet adopted

IFRS 18

The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The Company is currently evaluating the impact of this standard to the financial statements.

These amendments are effective for reporting periods beginning on or after January 1, 2027.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2025.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

5.
PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2024	229	21	15,144	165	307	5,143	31	21,040
Additions	12	22	210	207	20	812	79	1,362
Disposals	—	—	—	(99)	—	—	—	(99)
Foreign exchange	40	2	820	18	9	300	—	1,189
Balance, April 30, 2025	281	45	16,174	291	336	6,255	110	23,492
Additions	121	1	—	—	—	588	43	753
Discontinued operations	(127)	(38)	(12,733)	—	(147)	(4,350)	—	(17,395)
Disposals	(2)	—	—	(32)	—	—	—	(34)
Foreign exchange	(88)	—	92	7	1	(259)	—	(247)
Balance, January 31, 2026	185	8	3,533	266	190	2,234	153	6,569

Accumulated Depreciation:
Balance, April 30, 2024	146	6	1,831	112	102	2,147	—	4,344
Depreciation	66	8	1,922	67	65	788	—	2,916
Disposals	—	—	—	(99)	—	—	—	(99)
Foreign exchange	11	—	158	7	3	390	—	569
Balance, April 30, 2025	223	14	3,911	87	170	3,325	—	7,730
Discontinued operations	(116)	(14)	(3,262)	—	(67)	(2,548)	—	(6,007)
Depreciation	41	6	212	38	45	591	—	933
Disposals	(2)	—	—	(32)	—	—	—	(34)
Foreign exchange	(21)	(3)	50	3	(10)	(92)	—	(73)
Balance, January 31, 2026	125	3	911	96	138	1,276	—	2,549

Net Book Value:
April 30, 2025	58	31	12,263	204	166	2,930	110	15,762
January 31, 2026	60	5	2,622	170	52	958	153	4,020

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

6.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the nine months ended January 31, 2026 and the year ended April 30, 2025 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $
Cost:
Balance, April 30, 2024	33	30,718	7,926	136	38,813
Impairments and disposals	—	(21,184)	(163)	—	(21,347)
Foreign exchange	—	1,435	560	10	2,005
Balance, April 30, 2025	33	10,969	8,323	146	19,471
Discontinued operations	—	(4,327)	(8,080)	(146)	(12,553)
Foreign exchange	—	210	8	—	218
Balance, January 31, 2026	33	6,852	251	—	7,136

Accumulated Amortization:
Balance, April 30, 2024	33	7,366	7,722	136	15,257
Amortization	—	1,895	53	—	1,948
Foreign exchange	—	641	548	10	1,199
Balance, April 30, 2025	33	9,902	8,323	146	18,404
Amortization	—	—	—	—	—
Discontinued operations	—	(3,260)	(8,080)	(146)	(11,486)
Foreign exchange	—	210	8	—	218
Balance, January 31, 2026	33	6,852	251	—	7,136

Net Book Value:
April 30, 2025	—	1,067	—	—	1,067
January 31, 2026	—	—	—	—	—

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

7.
CONVERTIBLE DEBENTURES

On July 16, 2024 YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), entered into a securities purchase agreement under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount.

The Convertible Debentures were convertible into common shares of the Company (the “Common Shares”). The sale and issue of the first tranche consists of U.S.$2.0 million principal amount of Convertible Debentures and was completed on July 16, 2024, with a maturity date of July 16, 2025. The sale and issue of the second tranche consisted of an U.S.$1.0 million principal amount of Convertible Debentures and was completed on August 16, 2024.

In connection with the offering, the Company and Yorkville entered into a customary registration rights agreement pursuant to which the Company agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

During the year ended April 30, 2025, the Company completed the complete conversions of both tranches.

8.
LEASES

The Company has leases for lab and office space and automobiles. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2026 (remainder)	161
2027	639
2028	631
2029	631
2030	583
More than 5 years	1,780
Total minimum lease payments	4,425
Less: imputed interest	(901)
Total present value of minimum lease payments	3,524
Less: Current portion	(427)
Non-current portion	3,097

Total cash outflow for leases during the nine months ended January 31, 2026 and January 31, 2025 was $0.5 million and $1.1 million respectively.

The nature of the Company’s leases by type of right-of-use asset as at January 31, 2026 is as follows:

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	3	2.9 - 7.9 years	5.8 years	1	—	3	3
Lab equipment	2	4 - 4.2 years	4.1 years	—	2	2	2
Automobiles	4	0.9 - 3.8 years	3.0 years	—	—	4	4

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

Right-of-use assets

The changes in the value of right-of-use assets during the nine months ended January 31, 2026 and the year ended April 30, 2025 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2024	15,144	165	—	15,309
Additions	210	207	578	995
Disposals	—	(99)	—	(99)
Foreign exchange	820	18	—	838
Balance, April 30, 2025	16,174	291	578	17,043
Additions	—	—	161	161
Reclassified Europe B.V. sale	(12,733)	—	—	(12,733)
Reclassified to fixed assets	—	—	(336)	(336)
Disposals	—	(32)	—	(32)
Foreign exchange	92	7	—	99
Balance, January 31, 2026	3,533	266	403	4,202

Accumulated Depreciation:
Balance, April 30, 2024	1,831	112	—	1,943
Depreciation	1,922	67	13	2,002
Disposals	—	(99)	—	(99)
Foreign exchange	158	7	—	165
Balance, April 30, 2025	3,911	87	13	4,011
Reclassified Europe B.V. sale	(3,262)	—	—	(3,262)
Depreciation	248	38	41	327
Disposals	—	(32)	—	(32)
Foreign exchange	14	3	20	37
Balance, January 31, 2026	911	96	74	1,081

Net Book Value:
April 30, 2025	12,263	204	565	13,032
January 31, 2026	2,622	170	329	3,121

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the nine months ended January 31, 2026 and 2025 are as follows:

(in thousands)	2026 $	2025 $
Leases of low value assets	17	10
Variable lease payments	356	415
	373	425

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

9.
SHARE CAPITAL
a)
Authorized:

Unlimited common shares without par value.

b)
Share capital transactions:

2025 Transactions

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility with Clear Street LLC ("ATM Facility").

During the year ended April 30, 2025, the Company issued 13,315,850 Common Shares under the ATM Facility with proceeds net of commissions of $12.2 million.

During the year ended April 30, 2025, the Company issued 5,893,768 common shares with a value of U.S.$3.0 million pursuant to the conversion of U.S.$3.0 million principal balance of convertible debentures.

2026 Transactions

On November 7, 2025, the Company established an at-the-market equity offering facility ("Jones ATM Facility") with JonesTrading Institutional Services, LLC ("Jones"). The Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company. On November 7, 2025, in connection with the Jones ATM Facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to US$30.0 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the U.S. Securities Act, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all others cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the Jones ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the Jones ATM Facility.

During the three months ended January 31, 2026, 533,969 common shares were sold under the ATM with gross proceeds of $1.1 million.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

c)
Options

The following table summarizes stock option awards during the nine months ended January 31, 2026 and the year ended April 30, 2025, including the grant date fair value determined using the Black-Scholes option pricing model:

				Black-Scholes Option Pricing Model Inputs
Grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
8/3/2024	799,767	0.86	Officers and employees	0.86	0%	77%	3.68%	10 years	$0.7 million

(1)
Vesting conditions are as follows: one-fourth one year from hire date; one thirty-sixth each month after hire date.
(2)
Priced in U.S. dollars

Expected volatility of options granted is based on the historical volatility of the company from January 1, 2019 to the option grant date.

During the nine months ended January 31, 2026 and 2025, the Company has recorded $0.5 million and $0.4 million of share-based expense, respectively.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

The changes in the stock options for the nine months ended January 31, 2026 and the year ended April 30, 2025 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2024 (outstanding)	1,521,367	5.90	4.28
Granted	799,767	1.20	—
Expired	(159,021)	3.80	—
Forfeited	(234,188)	1.10	—
Balance, April 30, 2025 (outstanding)	1,927,925	5.69	4.45
Granted	—	—	—
Expired	(451,208)	10.90	—
Forfeited	—	—	—
Balance, January 31, 2026 (outstanding)	1,476,717	3.97	4.62
Unvested	(424,194)	1.23	8.33
Exercisable, January 31, 2026	1,052,523	5.07	3.12

Details of the options outstanding as of January 31, 2026 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
January 7, 2027	7.94	0.93	223,000	-	223,000
January 13, 2027	8.30	0.95	16,000	-	16,000
May 15, 2027	5.79	1.28	64,000	-	64,000
February 19, 2027(1)	5.60	1.05	7,265	-	7,265
February 19, 2028(1)	5.60	2.05	471,452	-	471,452
January 19, 2029(2)	2.02	2.97	60,000	11,111	48,889
January 4, 2033(3)	2.01	6.93	8,000	2,167	5,833
May 8, 2033(3)	2.01	7.27	4,000	1,417	2,583
June 11, 2033(3)	2.01	7.36	8,000	3,000	5,000
August 8, 2033(3)	2.01	7.52	4,000	1,667	2,333
November 13, 2033(3)	2.01	7.79	8,000	3,833	4,167
February 19, 2034(3)	2.01	8.06	8,000	4,333	3,667
August 2, 2034(4)	1.18	8.51	595,000	396,667	198,333
	3.97	4.62	1,476,717	424,194	1,052,523

(1)
Exercise price of US $4.10. The figure in the table above is translated at the January 31, 2026 rate.
(2)
Exercise price of US $1.48. The figure in the table above is translated at the January 31, 2026 rate.
(3)
Exercise price of US $1.47. The figure in the table above is translated at the January 31, 2026 rate.
(4)
Exercise price of US $0.86. The figure in the table above is translated at the January 31, 2026 rate.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

d)
Finder’s Warrants

There were no changes in the finder's warrants during the nine months ended January 31, 2026 or the year ended April 30, 2025. Details of the finder’s warrants outstanding as of January 31, 2026 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2024	130,111	0.00	0.00
Issued	56,650	—	—
Balance, April 30, 2025	186,761	16.44	2.62
Balance, January 31, 2026	186,761	16.42	0.87

Details of the finder's warrants outstanding as at January 31, 2026.

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	22.97	0.01	130,111
December 8, 2028(2)	1.37	2.85	56,650

(1)
Exercise price of US $16.81. The figure in the table above is translated at the January 31, 2026 rate.
(2)
Exercise price of US $1.00. The figure in the table above is translated at the January 31, 2026 rate.

e)
Restricted Stock Units

The following table summarizes the activity related to the Company's RSUs for the year ended April 30, 2025. For purposes of this table, vested RSUs represent the shares for which the service condition had been fulfilled as of January 31, 2026:

	Number of Restricted Stock Units #	Weighted average grant date fair value $
Balance, April 30, 2024	—	—
Granted	46,000	0.42
Balance, April 30, 2025	46,000	0.42
Granted	1,287,335	2.54
Exercised	(23,779)	0.70
Forfeited	(18,528)	0.40
Balance, January 31, 2026 (outstanding)	1,291,028	2.52
Unvested	(1,279,528)	2.54
Vested and outstanding, January 31, 2026	11,500	0.55

During the nine months ended January 31, 2026 and 2025, in the $0.5 million and $0.4 million of share-based expense, $0.3 and nil derived from RSUs, respectively.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

10.
EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the three and nine months ended January 31, 2026 and 2025 are detailed below:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2026 $	2025 $	2026 $	2025 $
Wages, salaries	2,632	1,589	6,533	5,388
Employee benefits	198	343	695	819
Payroll taxes	83	51	265	163
Share-based expense	257	70	465	392
	3,170	2,053	7,958	6,762

11.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; R. Scott Areglado, CFO; Joseph Scheffler, former Interim CFO; Kristin Taylor, former CFO; Thomas Lynch, CBO; Dr. Ilse Roodink, former Chief Scientific Officer. During the nine months ended January 31, 2026, and 2025, the compensation for key management is as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2026 $	2025 $	2026 $	2025 $
Salaries and other short-term benefits	1,193	1,107	4,755	2,638
Severance (included in salaries)	—	—	—	—
Share-based expense	221	62	412	341
Director compensation (included in salaries)	49	56	161	224
	1,463	1,225	5,328	3,203

As of January 31, 2026 and April 30, 2025, included in accounts payable and accrued liabilities is $0.7 million and nil, respectively due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

12.
COMMITMENTS

The share purchase agreement related to the acquisition of MindWalk BV includes contingent earnout payments based on 20% of the adjusted EBITDA of MindWalk BV, as defined in the share purchase agreement, over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned.

As of January 31, 2026, the Company has not incurred any related earnout payments and the unpaid commitment related to the MindWalk BV earnout is €12.0 million.

13.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. During the nine months ended January 31, 2026, the Company recorded nil in grant income related to this funding.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

14.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

As of January 31, 2026 and April 30, 2025, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the three and nine months ended January 31, 2026 and 2025 as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2026 $	2025 $	2026 $	2025 $
United States of America	2,585	1,255	7,434	5,793
Europe	1,319	1,033	2,738	1,193
Canada	69	43	292	102
Australia	121	383	365	753
Other	64	14	614	38
	4,158	2,728	11,443	7,879

The Company’s revenues are allocated according to revenue types for the three and nine months ended January 31, 2026 and 2025 as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2026 $	2025 $	2026 $	2025 $
Project revenue	4,110	2,654	11,294	7,705
Product sales revenue	—	2	1	7
Cryostorage revenue	48	72	148	167
	4,158	2,728	11,443	7,879

The Company’s non-current assets are allocated to geographic regions as of January 31, 2026 and April 30, 2025 as follows:

	January 31, 2026 $	April 30, 2025 $
North America - Corporate	85	80
North America	3,854	4,167
Belgium	233	268
Netherlands	—	21,172
	4,172	25,687

Geographic segmentation of the Company’s net loss for the three and nine months ended January 31, 2026 and 2025 is as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2026 $	2025 $	2026 $	2025 $
North America - Corporate	(1,942)	(2,110)	8,626	(6,607)
North America	180	266	2,059	421
Belgium	(1,758)	(19,736)	(5,255)	(22,434)
Netherlands	(410)	59	(15,514)	547
	(3,930)	(21,521)	(10,084)	(28,073)

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three and nine months ended January 31, 2026 and 2025 is as follows:

	Three months ended January 31,		Nine months ended January 31,
Interest and accretion (in thousands)	2026 $	2025 $	2026 $	2025 $
North America - Corporate	—	—	—	44
North America	115	54	172	166
Belgium	—	—	—	4
Netherlands	—	(3)	—	(5)
	115	51	172	209

	Three months ended January 31,		Nine months ended January 31,
Amortization and depreciation (in thousands)	2026 $	2025 $	2026 $	2025 $
North America - Corporate	3	1	5	4
North America	196	163	563	496
Belgium	19	541	58	1,591
Netherlands	—	—	2	—
	218	705	628	2,091

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

15.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	January 31, 2026 $	January 31, 2025 $
Acquisition of building, vehicle and equipment by lease	161	207
Settlement of debentures	—	4,242

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2025 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Europe B.V. Sale $	Foreign exchange movements and change in estimates $	January 31, 2026 $
Deferred acquisition payments	314	(312)	—	—	—	(2)	—
Leases	13,403	(526)	161	—	(9,429)	(85)	3,524
Total	13,717	(838)	161	—	(9,429)	(87)	3,524

			Non-cash changes
(in thousands)	April 30, 2024 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	January 31, 2025 $
Deferred acquisition payments	284	—	—	—	8	7	299
Debentures	—	—	4,242	(4,242)	—	—	—
Leases	13,680	(1,142)	207	—	—	183	12,928
Total	13,964	(1,142)	4,449	(4,242)	8	190	13,227